UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Closing of Acquisitions

Property Investors Network

As previously disclosed by Genius Group Limited, a Singapore public limited company (“Genius Group” or the “Company”), in a Form 6-K filed with the Securities and Exchange Commission on April 22, 2022, the Company acquired Property Investors Network Ltd, combined with its sister company Mastermind Principles Limited, a United Kingdom (“U.K.”) private limited company (collectively, “PIN”). On April 30, 2022, the parties signed a Revised Share Purchase Agreement to reflect a change in the terms of the purchase price consideration to 2x revenue or 10 x EBITDA. The PIN acquisition was completed on April 30, 2022.

A copy of the Revised Share Purchase Agreement is attached hereto as Exhibit 10.1 and incorporated herein by reference.

E-Square

On May 31, 2022, Genius Group closed its acquisition of E-Squared Education Enterprises (Pty) Ltd, a South African private limited company (“E-Square”). E-Square is a full campus in South Africa, offering primary, secondary and college education for students in entrepreneurship.

The material terms of the E-Square acquisition were as follows:

➢	The Share Purchase Agreement was signed on November 28, 2020 between Genius Group and the owner of E-Square, Lilian Magdalena Niemann, for the purchase of 100% of the shares in E-Square.

➢	The purchase price was ZAR10 million (approximately US$0.66 million).

➢	The payment would be 100% in cash, with ZAR6.4 million (US$0.42 million) paid on the closing data and ZAR3.6 million (US$0.24 million) paid within 6 months of the closing date.

➢	The purchase included all rights, title, interest and benefits appertaining to the company, including all contracts, intellectual property, goodwill and ongoing operations, and all assets and liabilities on the balance sheet as of the date of the acquisition.

➢	An extending letter was signed on September 30, 2021 to extend the closing date to December 31, 2021.

➢	An extending letter was signed on December 17, 2021 to extend the terms of the agreement to March 31, 2022.

➢	An extending letter was signed on March 24, 2022 to extend the terms of the agreement to June 30, 2022.

The summary of the terms of the E-Square Share Purchase Agreement is qualified in its entirety by reference to the full text of the agreement and its amendments, which are attached hereto as Exhibits 10.2 through 10.5, and incorporated herein by reference.

University of Antelope Valley

On July 7, 2022, Genius Group closed its acquisition of the University of Antelope Valley, Inc. (“UAV”) for a total consideration of $13 million. UAV is a California-based, WASC accredited, U.S. university issuing degrees on campus and on-line. Per the terms of the Stock Purchase Agreement, Genius Group paid UAV US$7 million in cash and 1 million Genius Group ordinary shares (valued at US$6 million) upon closing, with a potential top up of $17 million to be due based on accounting milestone and performance results of UAV in the next three years.

The material terms of the UAV acquisition were as follows:

➢	The Share Purchase Agreement was signed on March 22, 2021 between Genius Group Ltd and the owners of University of Antelope Valley Inc. and University of Antelope Valley LLC, Sandra Johnson and Marco Johnson, for the purchase of 100% of the shares in University of Antelope Valley Inc.

➢	The purchase price in accordance with the original Stock Purchase Agreement was $24 million in cash and $6 million in shares in Genius Group, with the shares of Genius Group paid at the pre- split price of US$34.87 per share. The actual number of our ordinary shares issuable to the University of Antelope Valley was to be based on the actual price per share in the IPO.

➢	At the time of signing of the original agreement, Genius Group deposited $500,000 in escrow, to be paid towards the purchase price on closing. This was released to the Johnsons in December 2021.

➢	In the event that UAV’s 2021 revenues exceeded UAV’s 2020 target revenue of $13 million, Genius Group will pay a Bonus Closing Consideration which would be in addition to the $30 million acquisition price based on a percentage increase in the acquisition price equal to the percentage increase in 2021 revenues over UAV’s 2020 target revenue of $13 million. For example, if 2021’s revenue were $1.3 million higher than $13 million, representing a 10% increase, Genius Group would pay a Bonus Closing Consideration of $3 million, representing a 10% increase on the $30 million acquisition price. Any Bonus Closing Consideration would be paid in shares of Genius Group at the market price.

➢	The share purchase included all rights, title, interest and benefits appertaining to the company, including all contracts, intellectual property, goodwill and ongoing operations, and all assets and liabilities on the balance sheet as of the date of the acquisition.

➢	The agreement also included an option for Genius Group to purchase the university properties, which are under the ownership of University of Antelope Valley LLC, at market rate for a period of two years from the closing date of this agreement. It also included a right of first refusal in the event another buyer comes forward for the properties during this time.

➢	Closing was contingent on UAV both receiving consent from the relevant education authority and not receiving any objections to consent from any relevant education agency. UAV notified all agencies, WSCUC provided consent for the acquisition and no agency objected to the acquisition.

➢	An extending letter was signed on September 30, 2021 to extend the latest closing date to November 30, 2021.

➢	An extending letter was signed on December 21, 2021 to extend the terms of the agreement to January 31, 2022.

➢	An extending letter was signed on January 23, 2022 to extend the terms of the agreement to February 28, 2022.

➢	An extending letter was signed on February 25, 2022 to extend the terms of the agreement to March 31, 2022.

➢	An amendment was signed on March 24, 2022 to extend the terms of the agreement to April 30, 2022, and to amend the consideration to $6.5 million in cash, $6 million in shares in Genius Group and $17.5 million in a note payable.

➢	An amendment was signed on April 18, 2022 to extend the terms of the agreement to December 31, 2022, and to amend the consideration to $6 million in shares in Genius Group based on the IPO price of $6 per ordinary share.

➢	An amendment was signed on May 18, 2022 to adjust the closing date to June 30, 2022 and to update the total consideration and ‘payment of top up consideration’ based on accounting milestones and performance of UAV over the 2022, 2023 and 2024 fiscal years.

➢	An amendment was signed on June 30, 2022 to adjust the closing date to July 7, 2022.

The summary of the terms of the UAV Stock Purchase Agreement is qualified in its entirety by reference to the full text of the agreement and its amendments, which are attached hereto as Exhibits 10.6 through 10.14, and incorporated herein by reference.

On July 11, 2022, the Company issued a press release regarding the closing of the UAV acquisition. Such press release is filed as Exhibit 99.1 to this report.

Appointments of New Officers

Effective as of June 29, 2022, the Company’s board of directors (the “Board”) appointed Ravinder Karwal as the Company’s Chief Revenue Officer.

Mr. Karwal is an entrepreneurial executive with early to later-stage technology ventures. He worked in private equity and served as an operating executive for numerous portfolio companies. From June 2021 to June 2022 he served as Chief Operating Officer of Stralyn, a global technology platform for large digital transformation initiatives. From January 2021 to May 2021, he served as Chief Operating Officer of SLH, an Education/Recruiting Technology platform to scale commercial teams. From November 2019 to June 2020, he served as VP of Sales at Hyrecar (Nasdaq: HYRE). From August 2017 to June 2019 he served as VP of Strategy for Exela (Nasdaq: XELA). Mr. Karwal received his degree in Electrical Computer Engineering from Cal Polytechnic University and his graduate business degree in Social Entrepreneurship from the University of Southern California.

On June 27, 2022, the Company issued a press release regarding the appointment of Mr. Karwal. Such press release is filed as Exhibit 99.2 to this report.

Effective as of July 18, 2022, the Board appointed Erez Simha as the Company’s Chief Financial Officer. Mr. Simha replaced Jeremy Harris, the Company’s previous Chief Financial Officer. Mr. Harris stepped down to focus on other projects and his departure was not due to any disagreement with the Company.

Mr. Simha was the President and Chief Financial Officer of Apifiny, a global cross exchange digital trading platform, from January 2021 to July 2022 and a Director from May 2021 to July 2022. Mr. Simha served as President and Chief Financial Officer of Mercurity Fintech Holding Inc. (Nasdaq: MFH) from August 2020 to June 2021. From May 2019 to August 2020, he served as Chief Operating Officer and Chief Financial Officer at Roo Inc., an IoT company that provides security solutions to retail customers. From May 2017 to March 2019, Mr. Simha served as Chief Operating Officer and Chief Financial Officer of Just Inc., a food-tech products producer and distributor. From November 2011 to July 2017, he served as Chief Operating Officer and Chief Financial Officer of Stratasys Ltd. (Nasdaq: SSYS), an American-Israeli leading manufacturer of 3D printers and 3D production systems with global operations. Mr. Simha received his Bachelor of Science in Economics and Accounting degree and Master in Business Administration and Finance degree from Tel Aviv University. He is a certified public accountant licensed to practice in Israel.

On July 21, 2022, the Company issued a press release regarding the appointment of Mr. Simha. Such press release is filed as Exhibit 99.3 to this report.

EXHIBIT INDEX

Exhibit

10.1	Revised Share Purchase Agreement dated April 30, 2022, replacing the Share Purchase Agreement between Genius Group Ltd and Property Mastermind International PTE Ltd.
10.2	Share Purchase Agreement dated Nov. 28, 2020 between Genius Group Ltd and Lilian Magdalena Niemann (1)
10.3	Extending Letter dated September 30, 2021 amending the Share Purchase Agreement between Genius Group Ltd and Lilian Magdalena Niemann (1)
10.4	Extending Letter dated December 17, 2021 amending the Share Purchase Agreement between Genius Group Ltd and Lilian Magdalena Niemann (1)
10.5	Extending Letter dated March 24, 2022 amending the Share Purchase Agreement between Genius Group Ltd and Lilian Magdalena Niemann (1)
10.6	Stock Purchase Agreement dated Dec. 18, 2020 among Sandra Johnson, Marco Johnson, University of Antelope Valley, Inc., and University of Antelope Valley, LLC, and Genius Group Ltd. (1)
10.7	Extending Letter dated September 30, 2021 amending the Stock Purchase Agreement among Sandra Johnson, Marco Johnson, University of Antelope Valley, Inc., and University of Antelope Valley, LLC, and Genius Group Ltd. (1)
10.8	Extending Letter dated December 21, 2021 amending the Stock Purchase Agreement among Sandra Johnson, Marco Johnson, University of Antelope Valley, Inc., and University of Antelope Valley, LLC, and Genius Group Ltd. (1)
10.9	Extending Letter dated January 23, 2022 amending the Stock Purchase Agreement among Sandra Johnson, Marco Johnson, University of Antelope Valley, Inc., and University of Antelope Valley, LLC, and Genius Group Ltd. (1)
10.10	Extending Letter dated February 25, 2022 amending the Stock Purchase Agreement among Sandra Johnson, Marco Johnson, University of Antelope Valley, Inc., and University of Antelope Valley, LLC, and Genius Group Ltd. (1)
10.11	Amendment Letter dated March 24, 2022 amending the Stock Purchase Agreement among Sandra Johnson, Marco Johnson, University of Antelope Valley, Inc., and University of Antelope Valley, LLC, and Genius Group Ltd. (1)
10.12	Amendment Letter dated April 18, 2022 amending the Stock Purchase Agreement among Sandra Johnson, Marco Johnson, University of Antelope Valley, Inc., and University of Antelope Valley, LLC, and Genius Group Ltd.
10.13	Amendment Letter dated May 18, 2022 amending the Stock Purchase Agreement among Sandra Johnson, Marco Johnson, University of Antelope Valley, Inc., and University of Antelope Valley, LLC, and Genius Group Ltd.
10.14	Amendment Letter dated June 30, 2022 amending the Stock Purchase Agreement among Sandra Johnson, Marco Johnson, University of Antelope Valley, Inc., and University of Antelope Valley, LLC, and Genius Group Ltd.
99.1	Press Release dated July 11, 2022
99.2	Press Release dated June 27, 2022
99.3	Press Release dated July 21, 2022

(1)	Incorporated by reference to the Company’s Registration Statement on Form F-1 (Registration No. 333-257700).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: July 25, 2022
	By:	/s/ Roger James Hamilton
	Name:	Roger James Hamilton
	Title:	Chief Executive Officer and Chairman (Principal Executive Officer)